Simpson Thacher & Bartlett LLP

900 G STREET, NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

FACSIMILE: +1-202-636-5502

Direct Dial Number (202) 636-5592	E-mail Address steven.grigoriou@stblaw.com

December 10, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lisa Larkin

Re:	Sixth Street Lending Partners

Form N-14, File No. 333- 282973

Dear Ms. Larkin:

On behalf of Sixth Street Lending Partners (the “Company”), we are providing the following responses to comments received via telephone from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on December 4, 2024, relating to the Company’s Registration Statement on Form N-14 filed with the Commission on November 4, 2024 (the “Registration Statement”). Please note that all page numbers in our responses are references to the page numbers of the Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

Legal Comments

1.

Pursuant to Item 15 of Form N-14, please revise the Indemnification section in Part C to include the provisions of Rules 461(c) and 484 under the Securities Act of 1933, as amended, and Section 17(h) and (i) of the Investment Company Act of 1940, as amended.

Response: In light of the Staff’s comment, the Company has revised the disclosure accordingly.

Accounting Comments

2.	Please provide a hyperlink to the Company’s latest Annual Report on Form 10-K in each location that it is referenced.

Response: In light of the Staff’s comment, the Company has provided hyperlinks as requested.

3.	Please revise the Financial Highlights section to include information as of September 30, 2024.

Response: In light of the Staff’s comment, the Company has revised the Financial Highlights section to include information as of September 30, 2024.

4.	Please revise the Incorporation by Reference section to include the Company’s latest Quarterly Report on Form 10-Q.

Response: In light of the Staff’s comment, the Company has revised the Incorporation by Reference section to include the Company’s latest Quarterly Report on Form 10-Q.

* * * * *

NEW YORK BEIJING BOSTON HONG KONG HOUSTON LONDON LOS ANGELES PALO ALTO SÃO PAULO TOKYO

Securities and Exchange Commission	December 10, 2024

Please do not hesitate to call Rajib Chanda at (202) 636-5543, Jonathan Pacheco at (202) 636-5876 or me at (202) 636-5592 with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Steven Grigoriou
Steven Grigoriou

cc:	Rajib Chanda, Simpson Thacher & Bartlett LLP

Jonathan Pacheco, Simpson Thacher & Bartlett LLP

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